

SECURI7   06008024   ION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

PRO~~SED

JUN 1 4 2006

THOMSON
FINANCIAL

CM

SEC FILE NUMBER

8-Ø65334

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING __January 1, 2005__ AND ENDING __December 31, 2005__

                       MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: BWK TRINITY CAPITAL SECURITIES, LLC

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

11755 WILSHIRE BLVD., SUITE 2450

                                   (No. and Street)

LOS ANGELES, CA 90025

          (City)   (State)   (Zip Code)

OFFICIAL USE ONLY

FIRM I.D. NO.

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
ANTHONY SHEPHERD   (310) 231-3103

                                              (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

GUMBINER SAVETT INC.

                            (Name – *if individual, state last, first, middle name*)

1723 CLOVERFIELD BLVD.	SANTA MONICA	CA	90404
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

SEC MAIL RECEIVED PROCESSING MAR 0 6 2006 WASH.

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, __ANTHONY SHEPHERD_____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

__BWK TRINITY CAPITAL SECURITIES, LLC_____ , as

of __FEBRUARY_____, 20 __06___, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

__CFO / SR. V.P._____
Title

_____
Notary Public

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in F̶i̶n̶a̶n̶c̶i̶a̶l̶ ̶C̶o̶n̶d̶i̶t̶i̶o̶n̶ Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BWK TRINITY CAPITAL SECURITIES LLC
(A Single Member Limited Liability Company)
FINANCIAL REPORT
For the year ended December 31, 2005

TABLE OF CONTENTS

**Report of independent public accountants on internal control
required by SEC Rule 17a-5**



GUMBINER
SAVETT INC.
CERTIFIED PUBLIC ACCOUNTANTS
& BUSINESS ADVISORS
Santa Monica, California

Independent Auditors' Report

To the Member
BWK Trinity Capital Securities LLC
Los Angeles, California

We have audited the accompanying statement of financial condition of BWK Trinity Capital Securities LLC as of December 31, 2005, and the related statement of net income, changes in member's equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of BWK Trinity Capital Securities LLC as of December 31, 2005, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on pages 8 through 10 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Gumbiner Savett Inc.

February 1, 2006

BWK TRINITY CAPITAL SECURITIES LLC
(A Single Member Limited Liability Company)
STATEMENT OF FINANCIAL CONDITION
December 31, 2005

ASSETS

CASH $ 359,675

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES
  Accrued expenses $ 7,891

MEMBER'S EQUITY   351,784

TOTAL LIABILITIES AND MEMBER'S EQUITY $359,675

The accompanying notes are an integral part of this statement.

BWK TRINITY CAPITAL SECURITIES LLC
(A Single Member Limited Liability Company)
STATEMENT OF NET INCOME
For the year ended December 31, 2005

REVENUES	
Financial advisory fees	$ 744,194
Investment banking fees	2,311,596
TOTAL REVENUES	3,055,790
OPERATING EXPENSES	35,738
NET INCOME	$3,020,052

The accompanying notes are an integral part of this statement.

BWK TRINITY CAPITAL SECURITIES LLC
(A Single Member Limited Liability Company)
STATEMENT OF CHANGES IN MEMBER'S EQUITY
For the year ended December 31, 2005

BALANCE, DECEMBER 31, 2004	$ 53,732
NET INCOME	3,020,052
MEMBER DISTRIBUTIONS	(2,722,000)
BALANCE, DECEMBER 31, 2005	$ 351,784

The accompanying notes are an integral part of this statement.

BWK TRINITY CAPITAL SECURITIES LLC
(A Single Member Limited Liability Company)
STATEMENTS OF CASH FLOWS
For the year ended December 31, 2005

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net income	$ 3,020,052
Adjustments to reconcile net income to net cash provided by operating activities:	
Changes in assets and liabilities:	
Accounts receivable	25,000
Prepaid insurance	513
Accounts payable and accrued expenses	4,747
Net cash provided by operating activities	3,050,312
CASH FLOWS FROM FINANCING ACTIVITIES	
Distributions to member	(2,722,000)
NET CHANGE IN CASH	328,312
CASH – BEGINNING OF YEAR	31,363
CASH - END OF YEAR	$ 359,675

The accompanying notes are an integral part of this statement.

BWK TRINITY CAPITAL SECURITIES LLC
(A Single Member Limited Liability Company)
NOTES TO FINANCIAL STATEMENTS
For the year ended December 31, 2005

BWK Trinity Capital Securities, LLC (the "Company") is a registered broker-dealer engaged primarily in performing investment advisory and investment banking services to companies located in the United States of America. It is a single member limited liability company, wholly owned by Trinity Capital, LLC.

NOTE 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Revenue recognition:

Financial advisory fees are recognized during the period in which services are rendered. Investment banking fees are contingent on, and are recognized upon, the successful completion of a project. Revenue earned representing equity interests in privately owned entities are recorded upon receipt of cash from the sale of the equity interests, since no ready market exists. Revenues from customer agreements not currently earned are reported as deferred revenue. Investment banking and financial advisory fees are generated from services related to a limited number of transactions. Due to the nature of the Company's business, the size of any one transaction may be significant to the Company's operations for the period.

Income taxes:

The Company is treated as a partnership for federal income tax purposes. Consequently, all tax effects of the Company's income or loss are the responsibility of its member.

NOTE 2: CONCENTRATION

At times, the Company maintains cash balances at banks where amounts on deposit are in excess of $100,000. Accounts at the institutions are insured by the Federal Deposit Insurance Corporation up to $100,000.

BWK TRINITY CAPITAL SECURITIES LLC
(A Single Member Limited Liability Company)
NOTES TO FINANCIAL STATEMENTS
For the year ended December 31, 2005

NOTE 3: RELATED PARTY TRANSACTIONS

The Company's member performs business advisory services and has the ability to influence the costs allocated to each entity. During the year ended December 31, 2005, the Company was provided services by its member and some costs were incurred by the Company's member on its behalf. In accordance with the expense sharing agreement between the Company and its member, the Company is not charged for services provided by the member, and is released from any liability relating to costs incurred by the member on behalf of the Company.

NOTE 4: NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 or a minimum of $5,000. At December 31, 2005, the Company had net capital of $351,784, which was $346,784 in excess of the required net capital of $5,000.

NOTE 5: SUBSEQUENT EVENT

In January, 2006, the Company distributed $325,000 to its members.

BWK TRINITY CAPITAL SECURITIES LLC
(A Single Member Limited Liability Company)
COMPUTATION OF NET CAPITAL
December 31, 2005

Total ownership equity from statement of financial position	$ 351,784
Haircuts on securities pursuant to Rule 15c3-1(f)	-
Net capital	351,784
Required minimum net capital at the greater of $5,000 or 6 2/3% of aggregate indebtedness ($7,891 x 6 2/3%)	5,000
Excess net capital	$ 346,784

See accompanying independent auditors' report.

BWK TRINITY CAPITAL SECURITIES LLC
(A Single Member Limited Liability Company)
RECONCILIATION OF COMPUTATION OF NET CAPITAL (RULE 15c3-1)(a)(2)
PURSUANT TO RULE 17a-5(d) (4)
December 31, 2005

	Net Capital
Company's computation *	$ 26,784
Revision to distributions from equity	325,000
Computations per page 8	$351,784

* Agrees to the Company's unaudited December 31, 2005 FOCUS Part IIA filing.

See accompanying independent auditors' report.

BWK TRINITY CAPITAL SECURITIES LLC
(A Single Member Limited Liability Company)
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
For the year ended December 31, 2005

Registrant relies on an exemption from Rule 15c3-3 in that its business is limited to that of corporate financing activities including public and private financing, mergers and acquisitions, and the syndication of limited partnership interests and has not otherwise held funds or securities for, or owed money or securities to, any customers.

See accompanying independent auditors' report.



GUMBINER
SAVETT INC.
CERTIFIED PUBLIC ACCOUNTANTS
& BUSINESS ADVISORS
Santa Monica, California

REPORT OF INDEPENDENT ACCOUNTANTS ON
INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

To the Member
BWK Trinity Capital Securities LLC

In planning and performing our audit of the financial statements and supplemental schedules of BWK Trinity Capital Securities LLC (the "Company") for the year ended December 31, 2005, we considered its internal control, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule17a-3(a)(11)and for determining compliance with the exemptive provisions of rule 15c3-3.

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1.   Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13
2.   Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System
3.   Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customer as required by Rule 15c3-3

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005 to meet the SEC's objectives.

This report is intended solely for the use of management, the SEC, National Association of Securities Dealers, Inc. and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.

Dumbrner Sanett Inc.

February 1, 2006